    Exhibit 3.2

CERTIFICATE OF ELIMINATION
OF SERIES A PREFERRED STOCK

OF HYDROFARM HOLDINGS GROUP, INC.

Pursuant to Section 151(g) of the General
Corporation Law of the State of Delaware

HYDROFARM HOLDINGS GROUP, INC., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), certifies as follows:

1.Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), the Corporation’s Board of Directors (the “Board”) adopted the following resolutions respecting the Corporaiton’s Series A Preferred Stock (as defined below), which resolutions have not been amended or rescinded:

Elimination of Series A Preferred Stock

WHEREAS, the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), authorizes the issuance of 350,000,000 shares, 300,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 50,000,000 shares of preferred stock, par value $0.0001 (the “Preferred Stock”), of which 7,274,955 shares of Preferred Stock are currently designated as Series A Preferred Stock (the “Series A Preferred Stock”) pursuant to a Certificate of Designation filed with the Secretary of State of the State of Delaware on December 30, 2019 (“Certificate of Designation”).

WHEREAS, the Corporation has 7,274,955 shares of Preferred Stock designated as Series A Preferred Stock, none of which are outstanding, and intends to eliminate from the Certificate of Incorporation such shares of Series A Preferred Stock pursuant to Section 151(g) of the DGCL.

WHEREAS, pursuant to Section 151(g) of the DGCL when no shares of any previously designated series of shares are outstanding, either because none were issued or because no issued shares of any such class or series remain outstanding, a corporation may eliminate from its certificate of incorporation all matters set forth in the certificate of designations with respect to such series of stock upon filing of a certificate setting forth a resolution or resolutions adopted by the board of directors of such corporation.

NOW THEREFORE, BE IT RESOLVED, that no shares of Series A Preferred Stock are or will be outstanding and none will be issued subject to the Certificate of Designation with respect to such class or series, and the Board therefore approves the execution, acknowledgement and filing of a Certificate of Elimination for the Series A Preferred Stock in accordance with the DGCL.

FURTHER RESOLVED, that when such Certificate of Elimination is filed and becomes effective, it shall have the effect of eliminating from the Certificate of Incorporation all matters set forth in the Certificate of Designation with respect to the Series A Preferred Stock.

FURTHER RESOLVED, that any and all actions heretofore taken by any officer or director of the Corporation in connection with the documents and transactions referred to or contemplated by the resolutions herein are hereby ratified, approved and confirmed in all respects as fully as if such actions had been presented to the Board for its approval prior to such actions being taken.

2.In accordance with Section 151(g) of the DGCL, all matters set forth in the previously filed Certificate of Designation with respect to the Series A Preferred Stock are hereby eliminated.

IN WITNESS WHEREOF, Hydrofarm Holdings Group, Inc. has caused this certificate to be signed by its duly authorized officer this 9th day of June 2025.

HYDROFARM HOLDINGS GROUP, INC.

By:	/s/ B. John Lindeman
Name: Title:	B. John Lindeman Chief Executive Officer